

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 11, 2021

Saurabh Saha, M.D., Ph.D.
Chief Executive Officer
Centessa Pharmaceuticals Ltd
The Dorothy Hodgkin Building Babraham
Research Campus
Babraham
Cambridge
United Kingdom CB22 3FH

> **Re: Centessa Pharmaceuticals Ltd**
> **Registration Statement on Form S-1**
> **Filed April 21, 2021**
> **File No. 333-255393**

Dear Dr. Saha:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed April 21, 2021

If we are a passive foreign investment company (PFIC)..., page 88

1. Please revise the risk factor heading and the disclosure on page 10 to state, if true, that there is substantial uncertainty regarding your current and future status under the Code. We further note your disclosure on page 89 indicating that your operations currently generate very limited amounts of non-passive income. To the extent that you believe it is probable that you will be a PFIC in 2021, please revise both the risk factor and Summary accordingly. Also revise the risk factor disclosure to explain the consequences to stockholders if one or more of of the Centessa Subsidiaries are treated as a PFIC.

Funding Requirements, page 125

2.   We refer to prior comment 20 and reissue. In this regard, the timing, costs and funding associated with the infrastructure expansion remains unclear and it does not appear that any offering proceeds are intended to cover these expenses. In light of the disclosure on page 2 and elsewhere concerning the importance of having centralized resources, please revise to provide additional details concerning these plans.

Management's Discussion and Analysis of Financial Condition and Results of Operations of Centessa Pharmaceuticals Limited
Incentivization Agreements, page 128

3.   Please revise to explain the term "exit" and/or "exit event" for purposes of these agreements. Also, revise here, or elsewhere as appropriate, to discuss any rights or obligations in the event that you determine to "terminate" a program, as referenced on page 2.

4.   Please expand your description of the incentivization agreements to disclose the termination provisions.

Exhibits

5.   Please file as an exhibit to the registration statement the acquisition documents that include the provisions regarding payments due to Chiesi and former Cardiokine stakeholders, or advise.

        You may contact Tara Harkins at (202) 551-3639 or Dan Gordon at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Paik at (202) 551-6553 or Joe McCann at (202) 551-6262 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Life Sciences

cc: Edwin O'Connor - Goodwin Procter LLP